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www.skadden.com

June 24, 2022

VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	HPX Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2022
File No. 001-39382

Ladies and Gentlemen:

This letter sets forth responses of HPX Corp. (the “Company”) to the comments of the staff (the "Comment Letter") of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 22, 2022 and to an oral comment received during a phone call held with members of the Staff, on the same date, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”) in response to the Staff’s comments.

For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Proxy Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Proxy Statement.

U.S. Securities and Exchange Commission

October 27, 2021

Preliminary Proxy Statement on Schedule 14A filed June 6, 2022

1.	Staff’s Comment:

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless

Response:

The Company acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly on pages 16 and 17 of the Revised Proxy Statement to discuss the risk of the Sponsor having substantial ties with a non-U.S. person and how this fact could impact the Company’s ability to complete an initial business combination.

2.	Staff’s Oral Comment provided in Phone Call with Mr. Holt:

Discuss the risk of the Company operating as an unregistered investment company.

Response:

The Company acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly on page 17 of the Revised Proxy Statement to discuss the risk of the Company operating as an unregistered investment company.

Please contact me at +55.113708-1840 or 55.11.987-010-036 should you require further information.

Very truly yours,

/s/ J. Mathias von Bernuth
J. Mathias von Bernuth
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	HPX Corp.

Carlos Piani
Chief Executive Officer and Chief Financial Officer